                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

Attached hereto and incorporated by reference herein is the press release of the registrant dated February 27, 2003, announcing fourth quarter and year-end results for 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                          By:  /s/ Gil Rozen
                                             -----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By:  /s/ Hanoch Zlotnik
                                             -----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager


Date: March 3, 2003
                                                news

FRB  WEBER SHANDWICK
     FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION:           RE:     Tefron Ltd.
                                        28 Chida Street
                                        Bnei-Brak  51371
                                        Israel
                                        (NYSE: TFR)

AT THE COMPANY                  AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                   Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer         Vanessa Schwartz - Analyst Info - (212) 445-8433
972-3-579-8701
Fax: 972-3-579-8715

              TEFRON LTD. REPORTS FOURTH QUARTER, YEAR-END RESULTS

HIGHLIGHTS

o    EBITDA for full year 2002 increased by 212% to $29.6 million.
o    Operating cash flow for full year 2002 increased by 70% to $25.8 million
o    Bank debt decreased by $34.4 million in 2002.
o Operating profit of $20.6 million for full year 2002, excluding one-time expenses and restructuring charges, compared to an operating loss of $364,000 in 2001.
o Net income of $ 8.9 million for the full year 2002, excluding restructuring charges and other one time expenses, compared to a net loss of $10.0 million for the previous year.

BNEI-BRAK, ISRAEL, FEBRUARY 27, 2003 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the fourth quarter and full year ended December 31, 2002.

In the fourth quarter of 2002 the Company recorded, as previously announced, restructuring charges of $5.3 million and one-time expenses of $483,000 in association with the reorganization of Alba-Waldensian. In addition, the financial results for the full year 2002 include a one-time first quarter 2002 non-cash goodwill adjustment of $18.8 million in compliance with SFAS 142 and a third quarter capital loss of $1.8 million associated with the sale of 52% of the Health Products Division of Alba-Waldensian. The above one-time expenses totaled $26.4 million in 2002 are recorded in Alba-Waldensian, the Company's wholly owned subsidiary in the U.S., which was acquired for $84 million at the end of 1999.

Sales for the fourth quarter of 2002 were $50.4 million, compared to sales of $49.2 million in the fourth quarter of 2001. Gross profit for the fourth quarter of 2002 was $9.1 million compared to $ 8.8 million in the fourth quarter of 2001, operating income was $0.6 million compared to $4.1 million in the equivalent period last year and the Company's net loss was $3.5 million compared to a net loss of $1.4 in the fourth quarter of 2001. Operating cash flow for the fourth quarter of 2002 was $3.6 million, compared to $6.5 million for the fourth quarter of 2001.

The below pro forma financial results exclude all the above one-time expenses and charges of Alba-Waldensian.

On a pro forma basis, operating income for the quarter was $5.9 million compared to $4.1million in the forth quarter last year, an increase of 50%. Gross profit for the fourth quarter was $10.6 million, up 20% compared to $8.8 million for the fourth quarter of 2001.

Selling, general and administrative expenses were flat with last year's SG&A at $4.7 million.

On a pro forma basis net income for the quarter was $2.3 million or $0.18 per share, compared to a net loss of $1.4 million or $0.11 per share for the same period last year. EBITDA for the fourth quarter was $7.9 million compared to $5.8 million for the comparable quarter last year, an increase of 36%.

FULL YEAR 2002

Sales for the year ended December 31, 2002 were $190.3 million, slightly higher than the $188.9 million reported for the year ended December 31, 2001. Gross profit for 2002 was $37.4 million compared to $19.8 million in 2001, Operating income for the year 2002 was $15.2 million compared to operating loss of $ 0.4 million in 2001, and the net loss was $17.5 million compared to a net loss of $10 million last year. Operating cash flow for the year 2002 was $25.8 million compared to $15.2 million for 2001.

The below pro forma financial results exclude all the above one-time charges of Alba-Waldensian.

On a pro forma basis operating income for the full year was $20.6 million for 2002, compared to an operating loss of $364,000 for 2001. Net income for 2002 was $8.9 million or $0.72 per share, compared to a net loss of $10.0 million or $0.81 per share for the same period last year. EBITDA for the full year was $29.6 million, compared to $9.5 million for 2001, an increase of 212%.

"We are most pleased with our achievements in 2002 which indicate a clearly identified turn around at all the Company's financial parameters. During the year, we further realized the benefits of the business plan we put into place in 2000 in order to return the Company to profitability and position it for future growth," said Yos Shiran, Chief Executive Officer of Tefron Ltd. "While sales for the year remained at a similar level to 2001, we experienced an impressive increase in gross profit and operating income. At the same time we continued to reduce our debt level by $34 million following on the debt reduction of $13 million in 2001. In addition, we are no longer guaranteeing $17.8 million in bank debt of Alba-Waldensian's Health Products Division. Cash flow also improved 70% during the year. The Company is now running on an annual cash flow level of $25-$30 million, which puts Tefron's market capitalization to cash flow ratio over 1.5 - 2.

"Last quarter we announced the reorganization of our wholly owned U.S. facility, Alba-Waldensian and as anticipated this affected our bottom line for the fourth quarter. Indeed, the reorganization is progressing as we move the U.S. manufacturing offshore and we expect to see continuous improvement in Tefron's operational profits going forward.

"Our focus for 2003 is on expanding our customer base in both the U.S. and Europe, while at the same time expanding and diversifying our existing customer relationships. In 2002, we were able to maintain the same sales level in a most difficult market environment. We improved the level of service to our customers and expanded relationships with existing customers. Working closely with our existing and new blue chip customers, we have tailored this year's new product lines to fulfill the desires of specific markets and meet special needs. We hope to see increasing sales growth as a result of this during the second half of 2003."

Mr. Shiran concluded, "As we announced previously, we expect a slow beginning for the year with sales running around our break even point, however we remain confident about our prospects. Visibility for the second quarter indicates an improvement, and as I stated before we hope to see additional growth in the second half of the year. We never lose sight of the importance of technological innovation and remain committed to providing our customers with new and exciting products. New products, cost effective manufacturing, increased market penetration and new customers are primary among our goals for 2003. We are excited by the opportunities and look forward to sharing our progress with you during the year."


Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, and Kohls, , as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.

                             FINANCIAL TABLES FOLLOW



--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                      3 MONTH ENDED DECEMBER 31,
                                           -------------------------------------
                                                           2001         2002
                                                      ------------  ------------

SALES                                                   $ 49,241      $ 50,399
Cost of sales                                             40,425        39,792
Restructuring costs                                            -         1,550
                                                      ------------  ------------

Gross profit                                               8,816         9,057
Selling, general and administrative expenses               4,883         4,695
Restructuring costs                                            -         3,798
                                                      ------------  ------------

Operating income (loss)                                    3,933           566
Financial expenses, net                                    1,976         1,233
                                                      ------------  ------------

                                                           1,957          (667)
Other expenses, net                                          677           483
                                                      ------------  ------------

                                                           1,280        (1,150)
Income tax expense (benefit)                               2,521         1,777
                                                      ------------  ------------

Income (loss) after income taxes                          (1,241)       (2,927)
Equity in losses of affiliated companies                    (120)          (14)
Minority interest in earnings of a subsidiary                  -          (592)
                                                      ------------  ------------

Net income (loss) from ordinary activities                (1,361)       (3,533)
Cumulative effect of change in accounting principle            -
                                                      ------------  ------------

Net loss                                                $ (1,361)     $ (3,533)
                                                      ============  ============



Loss per share basic and diluted                        $  (0.11)     $  (0.28)
                                                      ============  ============


CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                       YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------
                                                              2000             2001             2002
                                                       ----------------- ---------------- -----------------

 SALES                                                     $ 223,602        $ 188,949        $ 190,305
 Cost of sales                                               199,482          169,173          151,385
 Restructuring costs                                               -                -            1,550
                                                       ----------------- ---------------- -----------------

 Gross profit                                                 24,120           19,776           37,370
 Selling, general and administrative expenses                 20,574           20,140           18,358
 Restructuring costs                                               -                -            3,798
                                                       ----------------- ---------------- -----------------

 Operating income (loss)                                       3,546             (364)          15,219
 Financial expenses, net                                      10,292            9,396            5,457
                                                       ----------------- ---------------- -----------------

                                                              (6,746)          (9,760)           9,762
 Other expenses, net                                               -              843            2,293
                                                       ----------------- ---------------- -----------------

                                                              (6,746)         (10,603)           7,469
 Income tax expense (benefit)                                 (2,216)            (837)           4,979
                                                       ----------------- ---------------- -----------------

 Income (loss) after income taxes                             (4,530)          (9,766)           2,490
 Equity in losses of affiliated companies                          -             (240)            (392)
 Minority interest in earnings of a subsidiary                     -                -             (822)
                                                       ----------------- ---------------- -----------------

 Net income (loss) from ordinary activities                   (4,530)         (10,006)           1,276
 Cumulative effect of change in accounting principle             -                -            (18,774)
                                                       ----------------- ---------------- -----------------

 Net loss                                                  $  (4,530)       $ (10,006)       $ (17,498)
                                                       ================= ================ =================

 Earnings (loss) per share from Ordinary activities        $   (0.36)       $   (0.81)       $    0.10
                                                       ================= ================ =================

 Loss per share from cumulative effect of change in
   accounting principles                                   $       -        $       -        $   (1.51)
                                                       ================= ================ =================

 Loss per share basic and diluted                          $   (0.36)       $   (0.81)       $   (1.41)
                                                       ================= ================ =================

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        DECEMBER 31
                                            ------------------------------------
                                                   2001                2002
                                            ----------------    ----------------


     ASSETS

CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                     $     5,078         $     6,742
  Trade receivables, net                             23,440              21,421
  Inventories                                        25,122              26,206
  Other accounts receivable                          12,738               5,459
                                            ----------------    ----------------

                                                     66,378              59,828
                                            ----------------    ----------------

SEVERANCE PAY FUNDS                                     549                 433
                                            ----------------    ----------------

PROPERTY, PLANT AND EQUIPMENT:
  Cost                                              152,860             150,632
  Less - accumulated depreciation                    43,417              52,133
                                            ----------------    ----------------

                                                    109,443              98,499
                                            ----------------    ----------------
OTHER ASSETS:
  Goodwill                                           48,737              30,743
  Deferred taxes                                        -                 3,961
  Investment in affiliated companies                  1,297                 354
  Advance to supplier of fixed assets                 1,329               1,374
  Other                                                 -                 1,219
                                            ----------------    ----------------

                                                     51,363              37,651
                                            ----------------    ----------------

Total assets                                    $   227,733         $   196,411
                                            ================    ================


CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    DECEMBER 31
                                                                        -----------------------------------
                                                                              2001               2002
                                                                        ---------------    ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term bank credit                                                $      18,675      $       14,767
   Current maturities of long-term debt:
     Bank                                                                       22,119              15,610
     Capital leases and other loans                                              3,358               2,135
   Trade payables                                                               20,328              24,771
   Other accounts payable and accrued expenses                                   8,856               8,712
                                                                        ---------------    ----------------

                                                                                73,336              65,995
                                                                        ---------------    ----------------
 LONG-TERM LIABILITIES:
   Bank loans                                                                   80,075              63,264
   Capital leases and other loans                                                7,382               3,114
   Deferred taxes                                                                7,226               8,117
   Accrued severance pay                                                         2,126               2,123
                                                                        ---------------    ----------------

                                                                                96,809              76,618
                                                                        ---------------    ----------------

 MINORITY INTEREST                                                                   -              13,690
                                                                        ---------------    ----------------

 Total liabilities                                                             170,145             156,303
                                                                        ---------------    ----------------

 LIENS, CONTINGENCIES AND COMMITMENTS

 SHAREHOLDERS' EQUITY:
   Share capital
     Ordinary shares of NIS 1 par value:
       Authorized - 50,000,000 shares
       Issued - 13,409,566 shares                                                5,575               5,575
     Deferred shares of NIS 1 par value:
       Authorized, Issued and outstanding - 4,500 shares                             1                   1
   Additional paid-in capital                                                   62,810              62,810
   Accumulated deficit                                                          (3,372)            (20,870)
   DEFERRED COMPENSATION                                                           (68)                  -
   Accumulated other comprehensive income                                           50                   -
                                                                        ---------------    ----------------

                                                                                64,996              47,516

   LESS - 997,400 ORDINARY SHARES IN TREASURY, AT COST                          (7,408)             (7,408)
                                                                        ---------------    ----------------

 Total shareholders' equity                                                     57,588              40,108
                                                                        ---------------    ----------------

 Total liabilities and shareholders' equity                              $     227,733      $      196,411
                                                                        ===============    ================